Exhibit 99.1

777 Main Street, Suite 1000 Fort Worth, Texas 76102 P | 817.348.1600 F | 817.348.1815 www.hallmarkgrp.com

June 16, 2008

Mr. Courtney C. Smith, Chairman, President and Chief Executive Officer
Mr. Peter E. Jokiel, Executive Vice President and Chief Financial Officer, Director
Mr. Robert E. Dean, Director
Mr. Raymond C. Groth, Director
Mr. Paul A. Philip, Director
Mr. Robert H. Whitehead, Director
Mr. Russell E. Zimmermann, Director
Specialty Underwriters Alliance Inc.
222 South Riverside Plaza
Chicago, IL 60606

To: Board of Directors of Specialty Underwriters Alliance Inc.

I am pleased to present the enclosed proposal by Hallmark Financial Services, Inc. ("Hallmark") to acquire all of the outstanding stock of Specialty Underwriters’ Alliance Inc. (“SUAI” or the "Company").

Our proposal is subject to confirmatory due diligence, which we are prepared to commence immediately, the negotiation of a definitive acquisition agreement and the receipt of all necessary shareholder and regulatory approvals.  In addition, because the consideration would consist of our common stock, we would provide you with the opportunity to conduct appropriate due diligence with respect to Hallmark.

We are prepared to deliver a draft merger agreement to SUAI and begin discussions immediately.  With SUAI’s full cooperation, we are confident that we will be able to complete due diligence, negotiate a definitive agreement, and immediately thereafter begin preparations for the necessary regulatory and shareholder approvals (approval of Hallmark shareholders is assured through the indicated willingness of Newcastle Partners, L.P., our majority stockholder, to support this transaction).  Accordingly, we believe a transaction could realistically be completed within approximately 120 days.

We believe Hallmark’s proposal to acquire SUAI in a share-for-share transaction offers significant and compelling benefits to SUAI shareholders, including the following:

1.
Our offer price of $6.50 in Hallmark stock for each outstanding share of SUAI represents a significant 30% premium to SUAI’s closing share price on Friday, June 13, of $4.99 per share.  Our offer price represents an even greater 37% premium to SUAI’s trailing 30-day average closing price of $4.74.

2.
SUAI shareholders’ upside potential will not be capped.  In addition to realizing an immediate significant 30% premium for their shares today, SUAI shareholders will retain a continuing ownership interest in Hallmark and will participate in any future gains in Hallmark shares.

3.
SUAI’s business model will be greatly enhanced by the addition of Hallmark’s “A-” rated paper.  This will allow SUAI to grow through the addition of programs that are rating sensitive, as was initially contemplated in the original SUAI business model.

4.	Hallmark enjoys a strong capital position and will commit its capital to support future growth of SUAI’s business.

5.
Hallmark produced a 16% ROE in 2007 and a 16% ROE in 1Q 2008.  SUAI produced a 10% ROE in 2007 and a 10% ROE 1Q 2008 (including a one-time accounting benefit for deferred taxes).  SUAI lacks prospects for meaningfully increasing its ROE in the foreseeable future.  This transaction will allow SUAI shareholders to enjoy a much higher return on their pro-rata share of invested capital in a combined company.

6.
This share-for-share transaction will create a much broader, more actively traded shareholder base. This will benefit not only the existing shareholders through enhanced liquidity, but will enhance the prospect of attracting additional quality investors.

In sum Hallmark believes with a larger, stronger corporate platform, pursuing additional business opportunities in this soft-rate environment, either through acquisition or operating relationships, SUAI shareholders’ prospects for future returns will be greatly enhanced through this transaction as compared to what they are today.

As such, we request a meeting with SUAI’s board of directors and/or management as soon as possible to discuss our proposal. Hallmark’s senior management stands ready to meet with you and answer any questions concerning our proposal.  We look forward to receiving your response.

Very truly yours,

Mark E. Schwarz
Executive Chairman
Hallmark Financial Services, Inc.

777 Main Street, Suite 1000 Fort Worth, Texas 76102 P | 817.348.1600 F | 817.348.1815 www.hallmarkgrp.com

June 16, 2008

Mr. Courtney C. Smith
Chairman, President and Chief Executive Officer
Specialty Underwriters Alliance Inc.
222 South Riverside Plaza
Chicago, IL 60606

Dear Courtney:

On behalf of Hallmark Financial Services, Inc. ("Hallmark"), I am pleased to present this proposal to acquire all of the outstanding stock of Specialty Underwriters’ Alliance Inc. (“SUAI” or the "Company") in a stock for stock merger.

The following are the key elements of this proposal. It is understood that definitive terms and agreements remain subject to both a due diligence review and negotiations between the parties.

I.
Expected Purchase Price:  We contemplate a share exchange whereby Hallmark will acquire all of the outstanding stock of SUAI at an exchange ratio where each share of SUAI is valued at $6.50 in Hallmark common stock.

II.
Source of Financing:  The share exchange will be from currently authorized, but unissued shares of Hallmark.  The proposed transaction will result in SUAI shareholders receiving more than 20% the outstanding shares of Hallmark and, accordingly, will require Hallmark shareholder approval.  However please note that Newcastle Partners, L.P., which owns approximately 70% of Hallmark’s shares, has indicated its willingness to support the transaction.

III.
Conditions to Closing:  We expect limited conditions.  SUAI would be expected to obtain all necessary corporate approvals (including shareholder approval) and regulatory approvals.  In addition, we would ask that SUAI obtain satisfactory waiver of change in control provisions in existing material contracts and other material third party consents.

IV.
Timing of Due Diligence:   Our proposal is subject to confirmatory due diligence and we would naturally expect that SUAI would want to conduct its own due diligence with respect to Hallmark.  Accordingly, each party will provide to the other reasonable access to its management personnel, books, records and other information relating to their business as a party may reasonably request to assist in this effort.  All access, investigations, contacts and communications will be made only after communication to and coordination with the other party and in such a manner as not to interfere unduly with the normal conduct of the party’s business.   Hallmark has an experienced due diligence team and anticipates it can conduct its due diligence rapidly, needing three full days on-site in Chicago, Illinois, with a team of 6-8 individuals and then approximately two weeks thereafter to conclude.

V.	Organizational Assumptions: We anticipate minimal changes to the Company’s existing operations or staff. We expect to maintain the continued employment of all key management personal.

VI.
Confidentiality Agreement:  Hallmark would expect to execute a customary confidentiality agreement in connection with conducting due diligence.  Hallmark understands that such an agreement may contain a customary standstill restriction and is prepared to enter into one to facilitate a transaction with SUAI.

VII.
Definitive Purchase Agreement:  Following completion of due diligence, we expect the parties to proceed with negotiation and execution of a definitive purchase agreement (“Definitive Agreement”) containing the terms and conditions set forth herein, such additional terms as may be agreed by the parties, and such other reasonable, customary and mutually satisfactory representations, warranties, covenants and indemnities as the parties may mutually agree.

VIII.
Fees & Expenses:  Each party hereto will be responsible for and bear all its own costs and expenses incurred at any time in connection with pursuing, negotiating or consummating the Transaction, including without limitation, the preparation, negotiation and execution of this Letter of Interest and the Definitive Agreement.

IX.
Termination:  This Letter of Interest may be terminated (a) at any time by the mutual agreement of the parties hereto or (b) at the option of any party, if after 60 days after the acceptance of this letter, a Definitive Agreement has not been executed and delivered for any reason. In any event, this Letter of Interest will terminate upon execution of, and will be superseded by, the Definitive Agreement.

X.
Expiration:  The terms of this Letter of Interest are deemed to expire if not agreed and accepted in its entirety by end of the business day (5:00 p.m. CST), June 20, 2008. Acceptance will be constituted by the full execution of the signature page of this letter and the delivery of such to the designated Hallmark contact person.

XI.
Publicity:  Except as required by law, no press release or other public announcement with respect to this Letter of Interest or the Transaction shall be made by any party hereto, and each party will direct its representatives not to make directly or indirectly, any such press release or public announcement, without in each case each party’s prior written consent. If a party is required by law to make any such disclosure, such party must first provide to the other party the content of the proposed disclosure, the reasons that such disclosure is required by law, and the time and place that the disclosure will be made.

XII.	Counterparts: This Letter of Interest may be executed in counterparts, each of which shall be deemed an original and all of which together shall constitute the same instrument.

XIII.	Other Matters: This proposal letter shall be governed and construed under the laws of the State of Texas without regard to conflicts of laws principles.

XIV.	Contact Information: In response to this proposal, please contact:

Mark J. Morrison
President & Chief Executive Officer
Hallmark Financial Services, Inc.
777 Main Street, Suite 1000
Fort Worth, Texas  76102
(817) 348-1728
(817) 348-1815 fax
E-Mail:  mmorrison@hallmarkgrp.com

With the exception of paragraphs (IV), (VII) and (XIV), which are intended to be legally binding obligations, this Letter of Interest represents a non-binding expression of intent and will not obligate any party in any way.

We look forward to hearing from you. If you have any questions, please call me at your convenience.

Very truly yours,

Mark E. Schwarz
Executive Chairman
Hallmark Financial Services, Inc.

ACKNOWLEDGED & ACCEPTED ON BEHALF OF SPECIALTY UNDERWRITERS’ ALLIANCE INC.:

Signature:  _________________________________________                                                                                                Date:  _____________________

Name:  _________________________________________                                                                                                    Title:  _____________________